Exhibit 21.1

SUBSIDIAIRES OF SNOW LAKE RESOURCES LTD.

Subsidiaries	Place of Incorporation	Incorporation Time	Percentage Ownership

Snow Lake Exploration Ltd.	Manitoba, Canada	May 25, 2018	100%

Thompson Bros (Lithium) Pty Ltd.	Australia	May 11, 2016	100%

Snow Lake (Crowduck) Ltd.	Manitoba, Canada	May 25, 2018	100%